

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Jai Li
Chief Executive Officer
U Power Limited
2F, Zuoan 88 A, Lujiazui
Shanghai, People's Republic of China

> **Re: U Power Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **February 14, 2023**
> **File No. 333-268949**

Dear Jai Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

Amendment No. 1 to Form F-1 filed February 14, 2023

Exhibits

1. We note your response to comment 2 and reissue. Please file a final executed version of the underwriting agreement as Exhibit 1.1 in a pre-effective amendment to the registration statement.

You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing